National Futures Association

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a

OMB Number 3038-0072

NFA ID 0266796   BANCO SANTANDER SA

Submitted By SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

National Futures Association

Firm Application (7R) Filed February 11, 2013   Page 4

OMB Number   3038-0072
NFA ID   0266796   BANCO SANTANDER SA
Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number   3038-0072
NFA ID   0266796   BANCO SANTANDER SA
Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072
NFA ID   0266796   BANCO SANTANDER SA
Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
FCM	0.5 hours
SD	1.0 hours
MSP	1.0 hours
RFED	0.5 hours
IB	0.4 hours
CPO	0.4 hours
CTA	0.4 hours
FT	0.5 hours

Form 3-R	0.1 hours
Form 7-W	0.1 hours
Form 8-R	0.8 hours
Form 8-T	0.2 hours

OMB Number 3038-0072
NFA ID 0266796 BANCO SANTANDER SA
Submitted By SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Form 8-W   0.1 hours.

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.



OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Business Information

Business Address	CIUDAD GRUPO SANTANDER
	EDIFICIO PEREDA 1º PLANTA
	AVENIDA DE CANTABRIA S/N
	BOADILLA DEL MONTE, MADRID 28660
	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
E-mail Address	INVESTOR@GRUPOSANTANDER.COM
Website / URL	WWW.SANTANDER.COM
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	CORPORATION
Location	SPAIN
Other Names	BANCO SANTANDER
	ALIAS
	BANCO SANTANDER CENTRAL HISPANO SA
	ALIAS

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Holding Company Information

None.



– –
National Futures Association

Firm Application (7R) Filed February 11, 2013   Page 16

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO
– –

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

BANCO DE ESPAÑA
COMISIÓN NACIONAL DEL MERCADO DE VALORES (CNMV)
DIRECCIÓN GENERAL DE SEGUROS

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



OMB Number   3038-0072
NFA ID   0266796   BANCO SANTANDER SA
Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**



OMB Number   3038-0072
NFA ID   0266796   BANCO SANTANDER SA
Submitted By SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **NO**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a [charge](#) pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**



OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by,   **YES**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously   **NO**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?



National Futures Association

OMB Number 3038-0072

NFA ID 0266796   BANCO SANTANDER SA

Submitted By SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Contact Information

Registration Contact

JOSE MANUEL DE ARALUCE LARRAZ
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893392
Fax: 0034-912570127
E-mail: JDEARALUCE@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
PAYMENT ADMINISTRATION
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: MBATANERO@GRUPOSANTANDER.COM

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Arbitration Contact

JOSE MANUEL DE ARALUCE LARRAZ
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893392
Fax: 0034-912570127
E-mail: JDEARALUCE@GRUPOSANTANDER.COM

Compliance Contact

JOSE MANUEL DE ARALUCE LARRAZ
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893392
Fax: 0034-912570127
E-mail: JDEARALUCE@GRUPOSANTANDER.COM

Chief Compliance Officer

JOSE MANUEL DE ARALUCE LARRAZ
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893392
Fax: 0034-912570127
E-mail: JDEARALUCE@GRUPOSANTANDER.COM

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Enforcement/Compliance Communication Contact

JOSE MANUEL DE ARALUCE LARRAZ
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893392
Fax: 0034-912570127
E-mail: JDEARALUCE@GRUPOSANTANDER.COM

OMB Number 3038-0072

NFA ID 0266796   BANCO SANTANDER SA

Submitted By SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

Confidential Matter Information

Regulatory Disclosures

Matter Name   MISSELING OF PRODUCT (VALORES SANTANDER)

Matter Details   THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (STOCK EXCHANGE NATIONAL COMMISSION) AND THE SPANISH MINISTRY OF ECONOMY HAVE EACH IMPOSED TO BANCO SANTANDER A FINE IN CONNECTION WITH THE SALE IN 2007 OF AN INVESTMENT PRODUCT. THE FINES IMPOSED BY THE COMISIÓN NACIONAL DEL MERCADO DE VALORES AND THE MINISTRY OF ECONOMY HAVE BEEN APPEALED. SHOULD THE APPEALS BE REJECTED, BANCO SANTANDER MAY STILL APPEAL TO THE SPANISH COURTS.

Matter Name   MISSELING OF PRODUCT (PREFERENTES SERIE X)

Matter Details   THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (STOCK EXCHANGE NATIONAL COMMISSION) AND THE SPANISH MINISTRY OF ECONOMY HAVE IMPOSED TO BANCO SANTANDER A FINE IN CONNECTION WITH THE SALE IN 2009 OF AN INVESTMENT PRODUCT. SHOULD THE APPEALS BE REJECTED, BANCO SANTANDER MAY STILL APPEAL TO THE SPANISH COURTS.

Financial Disclosures

Matter Name   BANKRUPCY CASE: MEDITERRANEO HISPA GROUP, S.A.

Matter Details   ON JANUARY 26, 2011, NOTICE WAS SERVED ON THE BANK OF AN ANCILLARY INSOLVENCY CLAIM TO ANNUL ACTS DETRIMENTAL TO THE ASSETS AVAILABLE TO CREDITORS AS A PART OF THE VOLUNTARY INSOLVENCY PROCEEDINGS OF MEDITERRANEO HISPA GROUP S. A. AT THE MURCIA COMMERCIAL COURT Nº2. THE AIM OF THE PRINCIPAL ACTION IS TO REQUEST ANNULMENT OF THE APPLICATION OF THE PROCEEDS OBTAINED BY THE COMPANY UNDERGOING INSOLVENCY FROM AN ASSET SALE AND PURCHASE

OMB Number   3038-0072

NFA ID   0266796   BANCO SANTANDER SA

Submitted By   SUAREZCASTROC   CARLOS ANDRES SUAREZ CASTRO

TRANSACTION INVOLVING EUROS 31,704,000 IN PRINCIPAL AND EUROS 2,711,567 IN INTEREST. ON NOVEMBER 24, 2011, THE HEARING WAS HELD WITH THE EXAMINATION OF THE PROPOSED EVIDENCE. ON FEBRUARY 29, 2012, FINAL EVIDENCE WAS PRODUCED. COURT DECISION IS PENDING.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED

QUESTION: **Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?**

ANSWER: NO

FILED BY: NFRGPTA

FILED ON: 8/8/2013 9:13:49 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONFIDENTIAL MATTER INFORMATION; MISSELLING OF PRODUCT (VALORES SANTANDER)

MATTER DETAIL: IN MARCH 2011, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES - "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO SANTANDER, S.A. WITH REGARD TO CERTAIN ASPECTS OF THE INITIAL AND SUBSEQUENT COMMERCIALIZATION OF VALORES SANTANDER (A FINANCIAL PRODUCT THAT GRANTED HOLDERS THE OPTION TO VOLUNTARILY CONVERT SECURITIES INTO SHARES OF BANCO SANTANDER, S.A. ON FOUR OCCASIONS BEFORE OCTOBER 4, 2012, THE DATE ON WHICH ANY OUTSTANDING SECURITIES WERE MANDATORILY/AUTOMATICALLY CONVERTED). IN MAY 2013, UPON THE COMPLETION OF THE ADMINISTRATIVE PROCEEDINGS, THE SPANISH MINISTRY OF ECONOMY AND COMPETITION ISSUED ITS DECISION IN WHICH IT FOUND THAT BANCO SANTANDER, S.A. HAD COMMITTED A SERIOUS INFRINGEMENT AND A VERY SERIOUS INFRINGEMENT. TWO SANCTIONS WERE IMPOSED ON BANCO SANTANDER, S.A. FOR A TOTAL AMOUNT OF EUR 16.9 MILLION: A SANCTION OF EUR 10 MILLION FOR THE SERIOUS INFRINGEMENT, WHICH CONSISTED OF A FAILURE TO OBTAIN RELEVANT INFORMATION FROM THE CLIENTS REGARDING THEIR INVESTMENT PREFERENCES PRIOR TO THE INITIAL COMMERCIALIZATION OF THE FINANCIAL PRODUCT; AND A SANCTION OF EUR 6.9 MILLION FOR THE VERY SERIOUS INFRINGEMENT, WHICH ALSO BASICALLY CONSISTED OF THE FAILURE TO OBTAIN FROM AND PROVIDE TO THE CLIENTS INFORMATION DURING THE SUBSEQUENT COMMERCIALIZATION OF THE FINANCIAL PRODUCT. ACCORDING TO SPANISH LAW, THESE ADMINISTRATIVE PROCEEDINGS ARE CONFIDENTIAL AND THE ADMINISTRATIVE DECISION CAN ONLY BE MADE PUBLIC ONCE THE FINAL DECISION ON THE INFRINGEMENT PROCEEDINGS HAS BEEN TAKEN BY THE COMPETENT PUBLIC AUTHORITY. NEVERTHELESS, EVEN AT THAT STAGE PRIVATE COMPANIES CAN APPLY TO THE COURTS FOR A PROVISIONAL STAY OF EXECUTION OF THE DECISION, INCLUDING THE SUSPENSION OF ITS PUBLICATION. ACCORDING TO

THE CASE LAW OF THE SPANISH CONTENTIOUS-
ADMINISTRATIVE COURTS AND THE CONSTITUTIONAL
COURT (TRIBUNAL CONSTITUCIONAL), THE DECISION
OF THE SPANISH MINISTRY OF ECONOMY AND
COMPETITION CANNOT BE MADE PUBLIC OR ENFORCED
IN ANY WAY UNTIL THE COURT RULES ON THE
APPLICATION FOR THE PROVISIONAL STAY OF
EXECUTION. IN OCTOBER 2013, THE NATIONAL HIGH
COURT (AUDIENCIA NACIONAL) ISSUED A RESOLUTION
REJECTING THE STAY OF EXECUTION OF THE DECISION
OF THE MINISTRY OF ECONOMY AND COMPETITION.
NEVERTHELESS, THIS DECISION OF THE NATIONAL
HIGH COURT IS NOT FINAL, AND BANCO SANTANDER,
S.A. HAS FILED AN APPEAL AGAINST IT. ALSO IN
OCTOBER 2013, BANCO SANTANDER, S.A. FILED WITH
THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL)
AN APPEAL AGAINST THE DECISION IMPOSING THE
SANCTION.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 11/18/2013 10:23:59 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONFIDENTIAL MATTER INFORMATION: MISSELLING OF PRODUCT (PREFERENTES SERIES X)

MATTER DETAIL: IN FEBRUARY 2012, THE CNMV INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO SANTANDER, S.A. IN CONNECTION WITH CERTAIN ISSUES RELATED TO THE COMMERCIALIZATION OF THE HYBRID INSTRUMENT PARTICIPACIONES PREFERENTES SERIE X (PREFERRED SHARES). IN JANUARY 2013, THE MINISTRY OF ECONOMY AND COMPETITION ISSUED A DECISION IMPOSING A FINE OF EUR 1 MILLION ON BANCO SANTANDER FOR A VERY SERIOUS INFRINGEMENT OF THE SECURITIES MARKET ACT. ACCORDING TO THE MINISTRY'S DECISION, BANCO SANTANDER BREACHED ITS OBLIGATION TO OBTAIN INFORMATION FROM ITS CLIENTS AND ITS ANALYSIS OF THE SUITABILITY OF THE INVESTMENT FOR ITS CLIENTS WAS DEFICIENT. FOLLOWING THE REJECTION BY THE MINISTRY OF ECONOMY AND COMPETITION OF AN APPLICATION FOR THE REEXAMINATION OF THE DECISION, IN DECEMBER 2013 BANCO SANTANDER S.A HAS FILED WITH THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) AN APPEAL AGAINST THE DECISION IMPOSING THE SANCTION. FURTHERMORE, BANCO SANTANDER, S.A. HAS LODGED AN APPEAL BEFORE THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) REQUESTING THE STAY OF EXECUTION OF THE DECISION (INCLUDING THE PUBLISHING OF THE DISCIPLINARY DECISION). IN DECEMBER 2013, SUCH REQUEST HAS BEEN PARTIALLY ACCEPTED (ACCEPTED REGARDING THE DISBURSEMENT OF THE FINE BUT NOT REGARDING THE PUBLICATION). NEVERTHELESS, THIS DECISION OF THE NATIONAL HIGH COURT IS NOT FINAL AND BANCO SANTANDER HAS FILED AN APPEAL AGAINST IT. CONSEQUENTLY, ACCORDING TO SPANISH CASE LAW, THE AUTHORITIES CANNOT ENFORCE OR MAKE PUBLIC THE DISCIPLINARY DECISION AT THIS STAGE OF THE JUDICIAL PROCEEDINGS.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 1/14/2014 10:06:31 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796 BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: MISSELLING OF PRODUCT (VALORES SANTANDER)

MATTER DETAIL: IN MARCH 2011, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES - "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO SANTANDER, S.A. WITH REGARD TO CERTAIN ASPECTS OF THE INITIAL AND SUBSEQUENT COMMERCIALIZATION OF VALORES SANTANDER (A FINANCIAL PRODUCT THAT GRANTED HOLDERS THE OPTION TO VOLUNTARILY CONVERT SECURITIES INTO SHARES OF BANCO SANTANDER, S.A. ON FOUR OCCASIONS BEFORE OCTOBER 4, 2012, THE DATE ON WHICH ANY OUTSTANDING SECURITIES WERE MANDATORILY/AUTOMATICALLY CONVERTED). IN MAY 2013, UPON THE COMPLETION OF THE ADMINISTRATIVE PROCEEDINGS, THE SPANISH MINISTRY OF ECONOMY AND COMPETITION ISSUED ITS DECISION IN WHICH IT FOUND THAT BANCO SANTANDER, S.A. HAD COMMITTED A SERIOUS INFRINGEMENT AND A VERY SERIOUS INFRINGEMENT. TWO SANCTIONS WERE IMPOSED ON BANCO SANTANDER, S.A. FOR A TOTAL AMOUNT OF EUR 16.9 MILLION: A SANCTION OF EUR 10 MILLION FOR THE SERIOUS INFRINGEMENT, WHICH CONSISTED OF A FAILURE TO OBTAIN RELEVANT INFORMATION FROM THE CLIENTS REGARDING THEIR INVESTMENT PREFERENCES PRIOR TO THE INITIAL COMMERCIALIZATION OF THE FINANCIAL PRODUCT; AND A SANCTION OF EUR 6.9 MILLION FOR THE VERY SERIOUS INFRINGEMENT, WHICH ALSO BASICALLY CONSISTED OF THE FAILURE TO OBTAIN FROM AND PROVIDE TO THE CLIENTS INFORMATION DURING THE SUBSEQUENT COMMERCIALIZATION OF THE FINANCIAL PRODUCT. IN OCTOBER 2013, BANCO SANTANDER S.A. FILED WITH THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) AN APPEAL AGAINST THE DECISION IMPOSING THE SANCTION. THE DECISION IS PENDING. IN THE MEANTIME, THE BANK FILED A REQUEST FOR A PROVISIONAL STAY OF EXECUTION OF THE DECISION, INCLUDING THE SUSPENSION OF ITS PUBLICATION. ACCORDING TO THE CASE LAW OF THE SPANISH CONTENTIOUS-ADMINISTRATIVE COURTS AND THE CONSTITUTIONAL COURT (TRIBUNAL CONSTITUCIONAL), THE DECISION OF THE SPANISH

MINISTRY OF ECONOMY AND COMPETITION COULD NOT BE MADE PUBLIC OR ENFORCED IN ANY WAY UNTIL THE COURT HAD RULED ON THE APPLICATION FOR THE PROVISIONAL STAY OF EXECUTION. FOLLOWING THE REJECTION OF THE REQUEST FOR THE PROVISIONAL STAY OF EXECUTION, THE SANCTION HAS BEEN PUBLISHED IN THE OFFICIAL GAZETTE (BOLETÍN OFICIAL DEL ESTADO) ON FEBRUARY 17, 2014.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 2/17/2014 9:43:43 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (PREFERENTES SERIES X)
MATTER DETAIL:	IN FEBRUARY 2012, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES – "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO SANTANDER, S.A. IN CONNECTION WITH CERTAIN ISSUES RELATED TO THE COMMERCIALIZATION OF PARTICIPACIONES PREFERENTES SERIE X (PREFERRED SHARES), A HYBRID INSTRUMENT. IN JANUARY 2013, THE MINISTRY OF ECONOMY AND COMPETITION ISSUED A DECISION IMPOSING A FINE OF EUR 1 MILLION ON BANCO SANTANDER S.A. FOR A VERY SERIOUS INFRINGEMENT OF THE SECURITIES MARKET ACT. ACCORDING TO THE MINISTRY'S DECISION, BANCO SANTANDER S.A. BREACHED ITS OBLIGATION TO OBTAIN INFORMATION FROM ITS CLIENTS AND ITS ANALYSIS OF THE SUITABILITY OF THE INVESTMENT FOR ITS CLIENTS WAS DEFICIENT. FOLLOWING THE REJECTION BY THE MINISTRY OF ECONOMY AND COMPETITION OF AN APPLICATION FOR THE REEXAMINATION OF THE DECISION, IN DECEMBER 2013 BANCO SANTANDER S.A. FILED WITH THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) AN APPEAL AGAINST THE DECISION IMPOSING THE SANCTION WHICH HAS NOT BEEN SOLVED YET. THE SANCTION HAS BEEN PUBLISHED IN THE OFFICIAL GAZETTE (BOLETÍN OFICIAL DEL ESTADO)ON MARCH 22ND, 2014.
FILED BY:	MARIA SEDANO - SEDANOM
FILED ON:	4/2/2014 9:35:15 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONFIDENTIAL MATTER INFORMATION: BANCO BANIF S.A.: CLASSES OF SHARES

MATTER DETAIL: IN JUNE 2013, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES – "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO BANIF, S.A. (CURRENTLY, BANCO SANTANDER, S.A., FOLLOWING THE MERGER BETWEEN THE TWO COMPANIES). ACCORDING TO THE CNMV, BANCO BANIF, S.A. FAILED TO COMPLY WITH ITS DUTY TO ACT IN THE BEST INTEREST OF ITS CLIENTS FROM JANUARY 2010 TO AUGUST 2010. IN PARTICULAR, THE CNMV CONSIDERS THAT BANCO BANIF, S.A. MAY HAVE BREACHED ITS OBLIGATIONS AS CERTAIN CLIENTS ACQUIRED SHARES OF FUNDS WITH HIGHER COMMISSIONS THAN OTHER SHARES OF THE SAME FUNDS. THESE ADMINISTRATIVE PROCEEDINGS HAVE NOT YET CONCLUDED.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 4/4/2014 8:51:04 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONFIDENTIAL MATTER INFORMATION: LA SEDA DE
BARCELONA

MATTER DETAIL: IN FEBRUARY 2014, THE SPANISH NATIONAL
SECURITIES EXCHANGE COMMISSION (COMISIÓN
NACIONAL DEL MERCADO DE VALORES - "CNMV")
INITIATED ADMINISTRATIVE INFRINGEMENT
PROCEEDINGS AGAINST BANCO BANIF, S.A.
(CURRENTLY, BANCO SANTANDER, S.A., FOLLOWING
THE MERGER BETWEEN THE TWO COMPANIES).
ACCORDING TO THE CNMV, BANCO BANIF, S.A. MAY
HAVE FAILED TO COMPLY WITH CERTAIN RULES AIMED
TO AVOID MARKET MANIPULATION WITH REGARD TO
THE SHARES OF THE LISTED COMPANY LA SEDA DE
BARCELONA, S.A., IN THE PERIOD BETWEEN 23
FEBRUARY 2009 AND 4 MARCH 2009. THESE
ADMINISTRATIVE PROCEEDINGS ARE AT THEIR MOST
PRELIMINARY STAGE. THE LIST OF ACCUSATIONS
(PLIEGO DE CARGOS) HAS NOT YET BEEN NOTIFIED TO
THE COMPANY.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 4/4/2014 8:55:27 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material

respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CONFIDENTIAL MATTER INFORMATION: BANCO BANIF, S.A.: CLASSES OF SHARES

MATTER DETAIL: IN JUNE 2013, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES – "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO BANIF, S.A. (CURRENTLY, BANCO SANTANDER, S.A., FOLLOWING THE MERGER BETWEEN THE TWO COMPANIES). ACCORDING TO THE CNMV, BANCO BANIF, S.A. FAILED TO COMPLY WITH ITS DUTY TO ACT IN THE BEST INTEREST OF ITS CLIENTS FROM JANUARY 2010 TO AUGUST 2010. IN PARTICULAR, THE CNMV CONSIDERS THAT BANCO BANIF, S.A. MAY HAVE BREACHED ITS OBLIGATIONS AS CERTAIN CLIENTS ACQUIRED SHARES OF FUNDS WITH HIGHER COMMISSIONS THAN OTHER SHARES OF THE SAME FUNDS. IN MAY 2014 THE CNMV HAS ISSUED A DECISION IMPOSING A FINE OF EUR 2 MILLION ON BANCO SANTANDER, S.A. AS SUCCESSOR OF BANCO BANIF, S.A. BANCO SANTANDER S.A. IS PREPARING AN APPEAL AGAINST THE DECISION IMPOSING THE FINE.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 5/30/2014 4:57:32 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: **Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?**

ANSWER: YES

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 10/6/2014 9:53:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	CRIMINAL DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	NO
FILED BY:	MARIA SEDANO - SEDANOM
FILED ON:	10/6/2014 9:53:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: INVESTIGATION OF THE ISSUE AND SALE OF VALORES SANTANDER

MATTER DETAIL: THE AUDIENCIA NACIONAL (NATIONAL COURT) HAS STARTED PROCEEDINGS TO INVESTIGATE WHETHER THERE WAS ANY WRONGDOING IN THE ISSUE AND SALE IN 2007 OF A FINANCIAL INSTRUMENT CALLED "VALORES SANTANDER" ("VS"), THAT BANCO SANTANDER USED TO FINANCE THE ACQUISITION OF PART OF THE ABN AMRO BANKING GROUP. THIS INVESTIGATION HAS BEEN INITIATED BY A CRIMINAL COMPLAINT FILED BY A GROUP OF ABOUT 110 INVESTORS (OUT OF THE APPROXIMATELY 129,000 THAT BOUGHT VS). THE COMPLAINT ALLEGES THAT IN THE ISSUE AND COMMERCIALIZATION OF VS BANCO SANTANDER COMMITTED FRAUD, SECURITIES FRAUD, MISAPPROPRIATION, DECEITFUL ADVERTISING AND FORGERY. THESE ALLEGATIONS ARE GROUNDLESS. THIS COMPLAINT HAD PREVIOUSLY BEEN DISMISSED BY THE FISCALÍA ANTICORRUPCIÓN (A BODY IN THE PUBLIC PROSECUTOR'S SERVICE SPECIALIZED IN FINANCIAL AND CORRUPTION MATTERS) AND THE JUZGADO CENTRAL DE INSTRUCCIÓN Nº 2 (THE INVESTIGATING COURT IN THE AUDIENCIA NACIONAL THAT IS CONDUCTING THE INVESTIGATION). LAST JUNE THE SALA DE LO PENAL (CRIMINAL CHAMBER) OF THE AUDIENCIA NACIONAL ACCEPTED AN APPEAL FILED BY THE PLAINTIFFS AND REVOKED THE RULING DISMISSING THE PROCEEDINGS, ON THE GROUNDS THAT THE COMPLAINT HAD NOT BEEN SUFFICIENTLY INVESTIGATED. AFTER THIS DECISION BY THE CRIMINAL CHAMBER, BANCO SANTANDER HAD ACCESS TO THE FILE FOR THE FIRST TIME. THIS HAS ALLOWED BANCO SANTANDER TO PRESENT TWO LONG AND DETAILED BRIEFS (ON JULY 14TH AND SEPTEMBER 1ST), SUPPORTED BY A LARGE NUMBER OF DOCUMENTARY EXHIBITS, THAT VIGOROUSLY CONTEST ALL THE ALLEGATIONS BY THE PLAINTIFFS. THE DOCUMENTARY EVIDENCE PRODUCED WITH THE BRIEFS INCLUDES A NUMBER OF RULINGS ISSUED BY CIVIL COURTS THAT HAVE REJECTED THE MAJORITY OF THE CIVIL SUITS FILED BY INVESTORS IN VS BASED ON FACTS SIMILAR TO THOSE IN THE CRIMINAL COMPLAINT. THESE RULINGS BY CIVIL COURTS MAKE CLEAR THAT BANCO SANTANDER ACTED CORRECTLY IN

THE ISSUE AND SALE OF VS. THE BRIEFS PRESENTED BY BANCO SANTANDER HAVE REQUESTED THE DISMISSAL OF THE PROCEEDINGS. THE COURT HAS NOT DECIDED ON THIS PETITION YET. (URÍA LAW FIRM, MADRID, SEPTEMBER 23RD, 2014

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 10/6/2014 9:58:58 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LA SEDA DE BARCELONA

MATTER DETAIL: IN FEBRUARY 2014, THE SPANISH NATIONAL SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES - "CNMV") INITIATED ADMINISTRATIVE INFRINGEMENT PROCEEDINGS AGAINST BANCO BANIF, S.A. (CURRENTLY, BANCO SANTANDER, S.A., FOLLOWING THE MERGER BETWEEN THE TWO COMPANIES). ACCORDING TO THE CNMV, BANCO BANIF, S.A. MAY HAVE FAILED TO COMPLY WITH CERTAIN RULES AIMED TO AVOID MARKET MANIPULATION WITH REGARD TO THE SHARES OF THE LISTED COMPANY LA SEDA DE BARCELONA, S.A., IN THE PERIOD BETWEEN 23 FEBRUARY 2009 AND 4 MARCH 2009. IN JANUARY 2015, UPON THE COMPLETION OF THE ADMINISTRATIVE PROCEEDINGS, THE CNMV ISSUED ITS DECISION AND IMPOSED A SANCTION FOR A TOTAL AMOUNT OF EUR 50,000. THE SANCTION HAS BEEN PUBLISHED IN THE OFFICIAL GAZETTE (BOLETÍN OFICIAL DEL ESTADO) ON MAY 2ND, 2015.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 5/25/2015 4:59:00 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY DISCLOSURE QUESTION E CHANGED

QUESTION: In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

ANSWER: YES

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 6/10/2015 5:59:39 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY DISCLOSURE QUESTION E CHANGED

QUESTION: In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

ANSWER: YES

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 6/10/2015 5:59:39 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796 BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LA SEDA DE BARCELONA

MATTER DETAIL: ACCORDING TO A DECISION OF THE SPANISH SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES) ("CNMV") DATED 27 JANUARY 2015, BANCO BANIF, S.A. (CURRENTLY BANCO SANTANDER, S.A., FOLLOWING THE MERGER BETWEEN THE TWO COMPANIES) COMMITTED A SERIOUS INFRINGEMENT OF ARTICLES 100W) AND 83 TER 1 OF LAW 24/1988 OF 28 JULY ON THE SECURITIES MARKET. THE CNMV STATES THAT BANCO BANIF, S.A. BREACHED MARKET MANIPULATION RULES IN RELATION TO SHARES OF THE LISTED COMPANY LA SEDA DE BARCELONA, S.A. DURING THE PERIOD FROM 23 FEBRUARY 2009 TO 4 MARCH 2009. AS A CONSEQUENCE, THE CNMV IMPOSED A FINE OF EUR 50,000 ON BANCO SANTANDER, S.A. AS THE ENTITY THAT ASSUMED BANCO BANIF, S.A.'S LIABILITY. OWING TO THE SPECIFIC CIRCUMSTANCES OF THE CASE AND THE AMOUNT OF THE FINE, IT WAS NOT CONSIDERED APPROPRIATE TO FILE AN APPEAL AGAINST THE CNMV'S DECISION. FOLLOWING THE DECISION OF 27 JANUARY 2015, THE IMPOSITION OF THE FINE WAS PUBLISHED IN THE SPANISH OFFICIAL GAZETTE (BOLETÍN OFICIAL DEL ESTADO) ON 2 MAY 2015. IT IS IMPORTANT TO NOTE THAT THIS FINE WAS NOT IMPOSED FOR EMBEZZLEMENT, THEFT, EXTORTION, FRAUD, FRAUDULENT CONVERSION, FORGERY, COUNTERFEITING, FALSE PRETENCES, BRIBERY, GAMBLING, RACKETEERING OR MISAPPROPRIATION OF FUNDS, SECURITIES OR PROPERTY.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 6/10/2015 6:00:33 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the

applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796 BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BANCO BANIF SA: CLASSES OF SHARES

MATTER DETAIL: ACCORDING TO A DECISION OF THE SPANISH SECURITIES EXCHANGE COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES) ("CNMV") DATED 21 MAY 2014, BANCO BANIF, S.A. (CURRENTLY BANCO SANTANDER, S.A., FOLLOWING THE MERGER BETWEEN THE TWO COMPANIES) COMMITTED A SERIOUS INFRINGEMENT OF ARTICLE 100T) OF LAW 24/1988 OF 28 JULY ON THE SECURITIES MARKET, WHICH WAS IN FORCE FROM 21 DECEMBER 2007 TO 6 MARCH 2011. SPECIFICALLY, THE CNMV CONSIDERS THAT BANCO BANIF, S.A. FAILED TO COMPLY WITH ITS DUTY TO ACT DILIGENTLY, TRANSPARENTLY AND IN THE BEST INTERESTS OF ITS CLIENTS FROM 1 JANUARY 2010 TO 31 AUGUST 2010, AND IN SO DOING BREACHED ARTICLE 79 OF THE SECURITIES MARKET LAW, BY CHARGING COMMISSIONS DURING THAT PERIOD THAT DID NOT MEET THE REQUIREMENTS OF ARTICLE 59B) OF ROYAL DECREE 217/2008 OF 15 FEBRUARY ON RULES APPLICABLE TO INVESTMENT SERVICES COMPANIES AND OTHER ENTITIES PROVIDING INVESTMENT SERVICES. AS A CONSEQUENCE, THE CNMV IMPOSED A FINE OF EUR 2 MILLION ON BANCO SANTANDER, S.A. AS THE ENTITY THAT ASSUMED BANCO BANIF, S.A.'S LIABILITY. BANCO SANTANDER, S.A. LODGED AN APPEAL BEFORE THE MINISTRY OF ECONOMY AND COMPETITION REQUESTING (I) THAT THE ORDER OF 21 MAY 2014 BE REVOKED ON THE GROUNDS THAT THE ALLEGED INFRINGEMENT DID NOT OCCUR, AND (II) FAILING THAT, A SUBSTANTIAL REDUCTION OF THE FINE IMPOSED ON THE GROUNDS THAT IT IS NOT PROPORTIONAL. THE MINISTRY OF ECONOMY AND COMPETITION HAS YET TO ISSUE A DECISION. ACCORDING TO SPANISH LAW, THE AUTHORITIES MAY NOT ENFORCE OR MAKE PUBLIC THE DISCIPLINARY DECISION AT THIS STAGE OF THE ADMINISTRATIVE PROCEEDINGS. IT IS IMPORTANT TO NOTE THAT THIS FINE WAS NOT IMPOSED FOR EMBEZZLEMENT, THEFT, EXTORTION, FRAUD, FRAUDULENT CONVERSION, FORGERY, COUNTERFEITING, FALSE PRETENCES, BRIBERY, GAMBLING, RACKETEERING OR MISAPPROPRIATION OF FUNDS, SECURITIES OR PROPERTY.

FILED BY: MARIA SEDANO - SEDANOM

FILED ON: 6/10/2015 6:01:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID   0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (VALORES SANTANDER)
MATTER DETAIL:	FOLLOWING THE DECISION OF THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) ON JULY 1ST 2015, WHEREBY: (A) THE SANCTION IMPOSED ON BANCO SANTANDER FOR AN AMOUNT OF EUR 10 MILLION FOR A SERIOUS INFRINGEMENT (CONSISTING OF A FAILURE TO OBTAIN RELEVANT INFORMATION FROM THE CLIENTS REGARDING THEIR INVESTMENT PREFERENCES PRIOR TO THE INITIAL COMMERCIALIZATION OF THE FINANCIAL PRODUCT) WAS CANCELED BASED AND (B) THE APPEAL TO REMOVE THE SANCTION OF EUR 6.9 MILLION WAS REJECTED; ON OCTOBER 28TH BANCO SANTANDER S.A FILED AN APPEAL (RECURSO DE CASACIÓN) WITH THE SUPREME COURT (TRIBUNAL SUPREMO) AGAINST THE DECISION IMPOSING THE SANCTION OF EUR 6.9 MILLION.
FILED BY:	MARIA SEDANO - SEDANOM
FILED ON:	11/4/2015 8:55:49 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JOSE MANUEL
LAST NAME:	DE ARALUCE LARRAZ
TITLE:	CHIEF COMPLIANCE OFFICER
STREET ADDRESS 1:	CIUDAD GRUPO SANTANDER
STREET ADDRESS 2:	AVENIDA BOADILLA S/N
STREET ADDRESS 3:	
CITY:	BOADILLA DEL MONTE
STATE:	
PROVINCE:	MADRID
COUNTRY:	SPAIN
ZIP CODE:	28660
PHONE NUMBER:	0034-912893392
FAX NUMBER:	0034-912570127
E-MAIL ADDRESS:	JDEARALUCE@GRUPOSANTANDER.COM
FILED BY:	MARIA SEDANO - SEDANOM
FILED ON:	2/29/2016 6:01:03 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

National Futures Association

Business Locations (3R)   Page 1

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Business Information

Business Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

Phone Number   +34912596514/+34912596520

Fax Number   +34912570245

E-mail Address   INVESTOR@GRUPOSANTANDER.COM

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Contact Information

Registration Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
PAYMENT ADMINISTRATION
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: MBATANERO@GRUPOSANTANDER.COM

Business Locations (3R)   Page 4

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Arbitration Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Compliance Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Exempt Foreign Firm Contact

CARLOS CUELLAR SAORÃ-
CIUDAD FINANCIERA GRUPO SANTANDER
EDIFICIO ENCINAR - TESORERIA
28660 BOADILLA DEL MONTE
MADRID, MADRID 28660
SPAIN
Phone: 34 91 257 20 48
E-mail: CCUELLAR@GRUPOSANTANDER.COM

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Chief Compliance Officer

MONICA LOPEZ-MONIS
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912596502
E-mail: MLOPEZMG@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

National Futures Association

Business Locations (3R)   Page 6

Filed	February 29, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

National Futures Association

Business Locations (3R)   Page 1

Filed   April 08, 2016   **OMB Numbers** 3038-0023 and 3038-0072

Registrant   BANCO SANTANDER SA   **NFA ID**   0266796

Submitted By   MARIA SEDANO   **User ID**   SEDANOM

Business Information

Business Address   CIUDAD GRUPO SANTANDER
                            EDIFICIO PEREDA 1º PLANTA
                            AVENIDA DE CANTABRIA S/N
                            BOADILLA DEL MONTE, MADRID 28660
                            SPAIN

Phone Number   +34912596514/+34912596520

Fax Number   +34912570245

E-mail Address   INVESTOR@GRUPOSANTANDER.COM

Filed   April 08, 2016   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   BANCO SANTANDER SA   **NFA ID**   0266796
Submitted By   MARIA SEDANO   **User ID**   SEDANOM

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

Filed	April 08, 2016	OMB Numbers	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Contact Information

Registration Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
ADMINISTRATIVE SUPPORT COSTS SGCB
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: SGCBADMIN@GRUPOSANTANDER.COM

Filed	April 08, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Arbitration Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Compliance Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Exempt Foreign Firm Contact

CARLOS CUELLAR SAORÃ-
CIUDAD FINANCIERA GRUPO SANTANDER
EDIFICIO ENCINAR - TESORERIA
28660 BOADILLA DEL MONTE
MADRID, MADRID 28660
SPAIN
Phone: 34 91 257 20 48
E-mail: CCUELLAR@GRUPOSANTANDER.COM

Filed	April 08, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Chief Compliance Officer

MONICA LOPEZ-MONIS
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912596502
E-mail: MLOPEZMG@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

MARIA SEDANO VARAS
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892416
E-mail: MMSEDANO@GRUPOSANTANDER.COM

Filed	April 08, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Business Information

Business Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

Phone Number   +34912596514/+34912596520

Fax Number   +34912570245

E-mail Address   INVESTOR@GRUPOSANTANDER.COM

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Contact Information

Registration Contact

JUAN MONTORO PASTOR
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893291
E-mail: JMONTORO@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
ADMINISTRATIVE SUPPORT COSTS SGCB
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: SGCBADMIN@GRUPOSANTANDER.COM

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Arbitration Contact

IGNACIO MONREAL
COMPLIANCE MANAGER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Compliance Contact

JUAN MONTORO PASTOR
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893291
E-mail: JMONTORO@GRUPOSANTANDER.COM

Exempt Foreign Firm Contact

IGNACIO MONREAL
CIUDAD FINANCIERA GRUPO SANTANDER
EDIFICIO ENCINAR - TESORERIA
28660 BOADILLA DEL MONTE
MADRID, MADRID 28660
SPAIN
Phone: 34 91 289 2149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Chief Compliance Officer

MONICA LOPEZ-MONIS
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912596502
E-mail: MLOPEZMG@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

JUAN MONTORO PASTOR
COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893291
E-mail: JMONTORO@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

IGNACIO MONREAL
COMPLIANCE MANAGER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN, MADRID
SPAIN
Phone: 0034912892149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Filed	June 15, 2016	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	MARIA SEDANO	**User ID**	SEDANOM

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (VALORES SANTANDER)
MATTER DETAIL:	THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) ON JUNE 30TH 2016 DISMISSED THE PROCEEDINGS IN VALORES SANTANDER. HOWEVER, ON JULY 14TH IT HAS BEEN FILED AN APPEAL AGAINST THE DISMISSING. THE COURT HAS NOT DECIDED ON THIS PETITION YET.
FILED BY:	JUAN MONTORO PASTOR - MONTOROPASTORJ
FILED ON:	7/22/2016 3:24:34 AM

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (PREFERENTES SERIES X)
MATTER DETAIL:	IN JANUARY 2013, THE MINISTRY OF ECONOMY AND COMPETITION ISSUED A DECISION IMPOSING A FINE OF EUR 1 MILLION ON BANCO SANTANDER, S.A. FOR A VERY SERIOUS INFRINGEMENT OF THE SECURITIES MARKET ACT IN CONNECTION WITH CERTAIN ISSUES RELATED TO THE COMMERCIALIZATION OF PARTICIPACIONES PREFERENTES SERIE X (PREFERRED SHARES), A HYBRID INSTRUMENT. IN DECEMBER 2013, BANCO SANTANDER, S.A. FILED WITH THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) AN APPEAL AGAINST THE DECISION IMPOSING THE SANCTION. IN SEPTEMBER 2016, THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) CONFIRMED THE MINISTRY'S DECISION IMPOSING A FINE OF EUR 1 MILLION ON BANCO SANTANDER, S.A. OWING TO THE SPECIFIC CIRCUMSTANCES OF THE CASE, IT WAS NOT CONSIDERED APPROPRIATE TO FILE AN APPEAL AGAINST THE DECISION.
FILED BY:	JUAN MONTORO PASTOR - MONTOROPASTORJ
FILED ON:	9/22/2016 4:19:53 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	BANCO BANIF SA: CLASSES OF SHARES
MATTER DETAIL:	ON OCTOBER 14TH IT HAS BEEN RECEIVED A NOTIFICATION FROM THE SPANISH NATIONAL HIGH COURT (AUDIENCIA NACIONAL) ON THE DECISION MADE BY THAT COURT ON SEPTEMBER 29TH BY WHICH THE APPEAL FILED BY THE BANK TO REMOVE THE SANCTION OF 2 MILLION EUROS WAS REJECTED. IT HAS BEEN RECENTLY DECIDED THAT BANCO SANTANDER WILL FILE ANOTHER APPEAL AGAINST THE LATTER DECISION.
FILED BY:	JUAN MONTORO PASTOR - MONTOROPASTORJ
FILED ON:	11/10/2016 8:49:34 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	FRENCH PROCEEDING PART I
MATTER DETAIL:	ON JUNE 15, 2017, AN INVESTIGATING MAGISTRATE ("JUGE D'INSTRUCTION") OF THE CRIMINAL COURT OF LYON, FRANCE ("TRIBUNAL DE GRANDE INSTANCE DE LYON") ISSUED A DECISION TO SEND BANCO SANTANDER, S.A. (AS A LEGAL ENTITY) AND SIX INDIVIDUALS (NOT RELATED TO BANCO SANTANDER, S.A.) TO TRIAL BEFORE SAID CRIMINAL COURT OF LYON, PURSUANT TO WHICH BANCO SANTANDER S.A. WAS CHARGED WITH THE FOLLOWING TWO OFFENSES UNDER THE FRENCH PENAL CODE: ART. 313-1 OF THE FRENCH PENAL CODE: COMPLICITY IN A SCAM. ART. 324-1 OF FRENCH PENAL CODE: MONEY LAUNDERING. THIS ORDER IS THE FINAL PROCEDURAL STEP OF A CRIMINAL INVESTIGATION OPENED IN 2010, RELATING TO AN ALLEGED PONZI SCHEME ORGANIZED BY FRENCH NATIONALS, IN THE CONTEXT OF WHICH A TOTAL AMOUNT OF EUR 6,540,340 WAS PAID BY 94 FRENCH INDIVIDUALS IN PHONY INVESTMENTS PRODUCTS, THIS AMOUNT BEING SUBSEQUENTLY LOST AND ALLEGEDLY DISSIPATED BY THE ALLEGED PERPETRATORS, SIX OF THEM BEING SUED IN THESE PROCEEDINGS FOR SCAM (AND ONE COUNT OF TAX FRAUD FOR ONE INDIVIDUAL). TO BE CONTINUED IN PART II
FILED BY:	IGNACIO MONREAL - MONREALI
FILED ON:	7/24/2017 2:41:44 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: FERNCH PROCEEDING PART II

MATTER DETAIL: THE ALLEGATIONS UNDERLYING THE CHARGES AGAINST BANCO SANTANDER, S.A. ARE THAT: BY ALLOWING ONE OF THE INDIVIDUALS INVOLVED IN THE ALLEGED PONZI SCHEME (MR. JEROME LAFARGE) TO OPEN A BANK ACCOUNT IN THE IRUN BRANCH OF BANCO SANTANDER UNDER THE NAME OF A NON-EXISTING FRENCH COMPANY (EURL MARTINS INVESTISSEMENT), ON MARCH 31, 2007, BANCO SANTANDER ACTED AS ACCOMPLICE BY AIDING AND ABETTING ("COMPLICITE PAR AIDE ET ASSISTANCE") OF THE SCAM ALLEGEDLY PERPETRATED BY MR. LAFARGE, SAID ACCOUNT BEING LATER USED TO CASH CHECKS ISSUED BY SOME OF THE ALLEGED VICTIMS UP TO EUR 4,762,470 (COMPLICITY IN SCAM), BY ASSISTING IN INVESTING, CONCEALING OR CONVERTING THE DIRECT OR INDIRECT PRODUCTS OF SCAMS, BY ALLOWING FRAUDULENT FUNDS TO BE DEPOSITED ON BANK ACCOUNTS (MR. LAFARGE AND ITS COMPANIES HAD THREE ACTIVE ACCOUNTS IN THE IRUN BRANCH OF BANCO SANTANDER), WIRED TO OTHER ACCOUNTS HELD BY MR. LAFARGE OR WITHDRAWN IN CASH (MONEY LAUNDERING). AS A FOREIGN LEGAL ENTITY, UNDER THE TWO COUNTS MENTIONED ABOVE, BANCO SANTANDER S.A. IS EXPOSED TO A MAXIMUM PENALTY OF EUR 3,750,000 IN FINES. IN THE EVENT OF A CRIMINAL CONVICTION, ADDITIONAL SANCTIONS PROVIDED BY THE FRENCH PENAL CODE (ART. 131 39) MIGHT INCLUDE (I) PROHIBITION TO EXERCISE, DIRECTLY OR INDIRECTLY ONE OR MORE SOCIAL OR PROFESSIONAL ACTIVITY IN FRANCE, EITHER PERMANENTLY OR FOR A MAXIMUM PERIOD OF FIVE YEARS, (II) PLACEMENT UNDER JUDICIAL SUPERVISION IN FRANCE FOR A MAXIMUM PERIOD OF FIVE YEARS, (III) EXCLUSION FROM FRENCH PUBLIC PROCUREMENTS, EITHER PERMANENTLY OR FOR A MAXIMUM PERIOD OF FIVE YEARS, (IV) EXCLUSION FROM THE BENEFIT OF ANY PUBLIC AID FROM FRANCE FOR A MAXIMUM PERIOD OF FIVE YEARS, BAN TO MAKE AN IPO OR ANY STOCK MARKET OPERATION IN FRANCE, EITHER PERMANENTLY OR FOR A MAXIMUM PERIOD OF FIVE YEARS, (V) FORFEITURE OF AVAILABLE ASSETS IN FRANCE. FINALLY, IN THE EVENT OF A CRIMINAL CONVICTION, ALONE OR WITH THE OTHER INDIVIDUALS SUED, BANCO SANTANDER S.A. CAN BE HELD JOINTLY AND SEVERALLY LIABLE OF ALL DAMAGES TO BE AWARDED TO VICTIMS THAT WILL BE PARTIES TO THE

UPCOMING TRIAL. THE PRECISE NUMBER OF THESE CIVIL PARTIES, AND THE TOTAL AMOUNT OF THEIR CLAIMS, ARE UNKNOWN AS OF TODAY, BEING NOTED THAT, ACCORDING TO THE FINDINGS OF THE CRIMINAL INVESTIGATION, A TOTAL AMOUNT OF EUR 6,540,340 WAS ALLEGEDLY EMBEZZLED IN THE CONTEXT OF THE SCAM. FRENCH CRIMINAL LAW DOES NOT ALLOW PUNITIVE DAMAGES, BUT CIVIL PARTIES MIGHT ASK FOR ADDITIONAL MORAL DAMAGES AND/OR LEGAL FEES IN ADDITION TO THE ABOVEMENTIONED AMOUNT IN PRINCIPAL. THE DATE OF THE UPCOMING TRIAL BEFORE THE CRIMINAL COURT OF LYON IS UNKNOWN AS OF TODAY. IN THE CONTEXT OF THIS TRIAL, BANCO SANTANDER S.A. WILL ASK FOR A DISMISSAL OF ALL CHARGES AGAINST THE BANK, BOTH ON PROCEDURAL GROUNDS AND BASED UPON A DEFENSE ON THE MERITS OF THE CASE. ANY DECISION OF THE COURT (SENTENCE OR DISCHARGE) IS LIKELY TO BE APPEALED BY THE BANK, BY THE PROSECUTOR AND/OR, TO SOME EXTENT, BY THE CIVIL PARTIES, BEFORE THE COURT OF APPEAL, SAID APPEAL BEING SUSPENSIVE. AS FAR AS TIMING IS CONCERNED, AN ENFORCEABLE DECISION IS PROBABLY NOT TO BE EXPECTED BEFORE TWO YEARS FROM TODAY.

FILED BY: IGNACIO MONREAL - MONREALI

FILED ON: 7/31/2017 12:04:29 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Business Information

Business Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

Phone Number   +34912596514/+34912596520

Fax Number   +34912570245

E-mail Address   INVESTOR@GRUPOSANTANDER.COM

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Contact Information

Registration Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
ADMINISTRATIVE SUPPORT COSTS SGCB
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: SGCBADMIN@GRUPOSANTANDER.COM

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Arbitration Contact

IGNACIO MONREAL FERNANDEZ
COMPLIANCE MANAGER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912892149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Compliance Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Exempt Foreign Firm Contact

IGNACIO MONREAL
CIUDAD FINANCIERA GRUPO SANTANDER
EDIFICIO ENCINAR - TESORERIA
28660 BOADILLA DEL MONTE
MADRID, MADRID 28660
SPAIN
Phone: 34 91 289 2149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Chief Compliance Officer

MONICA LOPEZ-MONIS
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912596502
E-mail: MLOPEZMG@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

IGNACIO MONREAL
COMPLIANCE MANAGER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN, MADRID
SPAIN
Phone: 0034912892149
E-mail: IMONREAL@GRUPOSANTANDER.COM

Filed	August 22, 2017	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Registrant Certification Statement

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	BANCO BANIF SA: CLASSES OF SHARES
MATTER DETAIL:	ON OCTOBER 18TH 2017 IT HAS BEEN RECEIVED A NOTIFICATION FROM THE SPANISH NATIONAL SUPREME COURT (TRIBUNAL SUPREMO) ON THE DECISION MADE BY THAT COURT BY WHICH THE SECOND APPEAL FILED BY THE BANK TO REMOVE THE SANCTION OF 2 MILLION EUROS WAS REJECTED. AS A CONSECUENCE THE BANK WILL SATISFY SUCH 2 MILLION EUROS.
FILED BY:	IGNACIO MONREAL - MONREALI
FILED ON:	11/8/2017 2:25:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: NMCC DECISION – CASE S/DC/579/16.

MATTER DETAIL: IN APRIL 2016, THE COMPETITION DIRECTORATE ("CD") OF THE SPANISH NATIONAL MARKETS AND COMPETITION COMMISSION (THE "NMCC"), THE INVESTIGATIVE BODY OF THE NMCC, LAUNCHED AN ADMINISTRATIVE INVESTIGATION INTO FOUR FINANCIAL INSTITUTIONS, INCLUDING BANCO SANTANDER, S.A. ("BANCO SANTANDER"), ON GROUNDS OF SUSPECTED ANTI-COMPETITIVE CONDUCT IN CONNECTION WITH THE OFFERING OF DERIVATIVES TO SPANISH PROJECT FINANCE CLIENTS SEEKING TO HEDGE THE INTEREST RATE RISK FROM SYNDICATED LOANS. FOLLOWING ITS INVESTIGATION, IN MARCH 2017, THE CD ISSUED A MOTION FOR RESOLUTION ALLEGING THAT BANCO SANTANDER AND THE OTHER INVESTIGATED FINANCIAL INSTITUTIONS VIOLATED SPANISH AND EUROPEAN COMPETITION LAWS (ARTICLES 1 OF LAW 15/2007 ON COMPETITION DEFENSE AND 101 TREATY ON THE FUNCTIONING OF THE EUROPEAN UNION) AS A RESULT OF (I) ANTICOMPETITIVE BUNDLING OF SYNDICATED LOANS AND INTEREST-RATE DERIVATIVES AND (II) COORDINATION BETWEEN THE HEDGING BANKS/LENDERS TO COORDINATE THE PRICE OF THE DERIVATIVES AND OFFER CLIENTS, IN EACH CASE, A PRICE DIFFERENT FROM THE "MARKET PRICE." IN FEBRUARY 2018, THE COUNCIL OF THE NMCC, THE NMCC'S DECISION-MAKING BODY, ISSUED ITS FINAL DECISION ON THIS MATTER. THE COUNCIL DISMISSED THE FIRST ACCUSATION CONCLUDING THAT THERE WAS NOT ENOUGH EVIDENCE IN THE CASE FILE TO SUPPORT A FINDING THAT THE ALLEGED BEHAVIOR AMOUNTED TO ANTI-COMPETITIVE BUNDLING. WITH RESPECT TO THE SECOND ACCUSATION, THE COUNCIL AGREED THAT BANCO SANTANDER AND THE OTHER FINANCIAL INSTITUTIONS BREACHED THE COMPETITION LAWS DESCRIBED ABOVE. SPECIFICALLY, THE COUNCIL FOUND THAT, BETWEEN 2006 AND 2016, BANCO SANTANDER AND THE OTHER FINANCIAL INSTITUTIONS COLLUDED TO OFFER INTEREST RATE DERIVATIVES TO SPANISH PROJECT FINANCE CLIENTS UNDER CONDITIONS OTHER THAN THOSE AGREED WITH SUCH CLIENTS. AS A RESULT OF THIS VIOLATION, THE COUNCIL IMPOSED A FINE ON BANCO SANTANDER OF EUR 23.9 MILLION AND ENJOINED BANCO SANTANDER FROM CONTINUING TO ENGAGE IN THE PROHIBITED CONDUCT.

HOWEVER, IT DID NOT ENJOIN SANTANDER FROM CONTINUING ITS REGULAR ACTIVITIES CONCERNING DERIVATIVES. BANCO SANTANDER IS IN THE PROCESS OF APPEALING THE COUNCIL'S DECISION TO THE SPANISH HIGH COURT. THE CD'S MOTION FOR RESOLUTION, A 160-PAGE SPANISH DOCUMENT THAT CONTAINS THE ALLEGATIONS AT ISSUE, AND THE COUNCIL'S DECISION, A 127-PAGE SPANISH DOCUMENT THAT CONTAINS THE FINAL DISPOSITION, ARE ATTACHED. WE WOULD BE HAPPY TO PROVIDE ENGLISH TRANSLATIONS UPON REQUEST.

FILED BY: PATRICIA PANDO GUISANDE - PANDOGUISANDEP

FILED ON: 3/19/2018 9:09:54 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY DISCLOSURE QUESTION D CHANGED

QUESTION: **In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

ANSWER: YES

FILED BY: PATRICIA PANDO GUISANDE - PANDOGUISANDEP

FILED ON: 3/19/2018 9:53:35 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	3/19/2018 9:53:35 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY DISCLOSURE QUESTION D CHANGED

QUESTION: **In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

ANSWER: NO

FILED BY: NFRGCZK

FILED ON: 3/23/2018 11:01:01 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (VALORES SANTANDER)
MATTER DETAIL:	THE SPANISH SUPREME COURT (TRIBUNAL SUPREMO) ON MARCH 23RD 2018 REVOKED THE DECISION OF THE NATIONAL HIGH COURT (AUDIENCIA NACIONAL) ON JULY 1ST 2015, WHEREBY: (A) THE APPEAL TO REMOVE THE SANCTION IMPOSED IN JUNE 2012 ON BANCO SANTANDER FOR AN AMOUNT OF EUR 10 MILLION FOR A SERIOUS INFRINGEMENT (CONSISTING OF A FAILURE TO OBTAIN RELEVANT INFORMATION FROM THE CLIENTS REGARDING THEIR INVESTMENT PREFERENCES PRIOR TO THE INITIAL COMMERCIALIZATION OF THE FINANCIAL PRODUCT), WAS REJECTED; AND (B) THE APPEAL TO REMOVE THE SANCTION OF EUR 6.9 MILLION IMPOSED ON BANCO SANTANDER IN JULY 2012 WAS REJECTED. BANCO SANTANDER WILL CHALLENGE THIS DECISION FROM THE SUPREME COURT BEFORE SPANISH CONSTITUTIONAL COURT.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	4/26/2018 2:18:14 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (VALORES SANTANDER)
MATTER DETAIL:	BANCO SANTANDER HAS CHALLENGED ON MAY 8TH 2018 THE DECISION FROM THE SUPREME COURT FROM MARCH 23RD 2018 BEFORE SPANISH CONSTITUTIONAL COURT.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	5/24/2018 11:36:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	FRENCH PROCEEDING
MATTER DETAIL:	DURING JULY 2018 THE TRIAL HAS TAKEN PLACE AND THE OUTCOME IS EXPECTED TO BE KNOWN BY THE MONTH OF SEPTEMBER.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	7/25/2018 10:10:42 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MISSELLING OF PRODUCT (VALORES SANTANDER)
MATTER DETAIL:	ON 18 JULY 2018, SPANISH CONSTITUTIONAL COURT HAS REJECTED THE APPEAL FILED BY BANCO SANTANDER BEFORE THE DECISION FROM THE SUPREME COURT FROM 23 MARCH 2018.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	8/9/2018 5:39:24 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: INVESTIGATION OF THE ISSUE AND SALE OF VALORES SANTANDER

MATTER DETAIL: THE JUZGADO CENTRAL DE INSTRUCCION Nº 2 (CENTRAL INVESTIGATING COURT Nº 2) OF THE AUDIENCIA NACIONAL (NATIONAL HIGH COURT) STARTED PROCEEDINGS IN 2014 TO INVESTIGATE WHETHER THERE HAD BEEN ANY WRONGDOING IN THE ISSUE AND SALE IN 2007 OF A FINANCIAL INSTRUMENT CALLED "VALORES SANTANDER", AFTER SOME CUSTOMERS OF BANCO SANTANDER THAT HAD PURCHASED VALORES SANTANDER FILED A CRIMINAL COMPLAINT. IN THESE PROCEEDINGS, THE JUZGADO CENTRAL DE INSTRUCCION Nº 2 INVESTIGATED THE ALLEGED FRAUD, SECURITIES FRAUD, MISAPPROPRIATION, DECEITFUL ADVERTISING AND FORGERY SUPPOSEDLY COMMITTED BY BANCO SANTANDER IN THE ISSUE AND COMMERCIALIZATION OF VALORES SANTANDER. THESE ACCUSATIONS WERE GROUNDLESS. THE JUZGADO CENTRAL DE INSTRUCCION Nº 2 INITIALLY DISMISSED THE PROCEEDINGS ON 14 APRIL 2014. THE DISMISSAL WAS APPEALED BY THE PLAINTIFFS (THE COMPLAINANTS) AND WAS SUBSEQUENTLY REVOKED BY THE SALA DE LO PENAL (CRIMINAL CHAMBER) OF THE AUDIENCIA NACIONAL, ON THE GROUNDS THAT THE COMPLAINT HAD NOT BEEN SUFFICIENTLY INVESTIGATED. FOLLOWING THIS DECISION, BANCO SANTANDER SUBMITTED TO THE JUZGADO CENTRAL DE INSTRUCCION Nº 2 TWO LONG AND DETAILED BRIEFS THAT CONTESTED ALL THE ALLEGATIONS MADE BY THE PLAINTIFFS. FURTHERMORE, ON 6 OCTOBER 2015, BANCO SANTANDER LODGED A MOTION REQUESTING THE DISMISSAL OF THE PROCEEDINGS. THIS REQUEST WAS SUBSEQUENTLY REITERATED IN ANOTHER BRIEF ON 8 MARCH 2016. LASTLY, THE FISCALIA ANTICORRUPCION (A SPECIAL SECTION OF THE PUBLIC PROSECUTOR'S OFFICE) SUPPORTED THIS REQUEST ON 29 APRIL 2016. AS A RESULT OF THE PREVIOUS BRIEFS, ON 30 JUNE 2016 THE JUZGADO CENTRAL DE INSTRUCCION Nº 2 ISSUED A RULING DISMISSING THE PROCEEDINGS (THE CRIMINAL INVESTIGATION) ON THE GROUNDS THAT NO CRIMINAL ACTIVITY WAS PROVED IN RELATION TO THE ISSUE AND SALE (COMMERCIALIZATION) OF VALORES SANTANDER. THIS DECISION WAS APPEALED BY THE PLAINTIFFS BEFORE THE SALA DE LO PENAL OF THE AUDIENCIA NACIONAL. IN SEVERAL RULINGS ISSUED IN OCTOBER AND

NOVEMBER 2016, THE SALA DE LO PENAL OF THE AUDIENCIA NACIONAL REJECTED THE APPEALS, CONSEQUENTLY CONFIRMING THE DISMISSAL OF THE PROCEEDINGS. THIS DECISION IS FINAL, AS THERE IS NO POSSIBLE FURTHER APPEAL. (URIA LAW FIRM, MADRID, SEPTEMBER 3RD, 2018)

FILED BY: PATRICIA PANDO GUISANDE - PANDOGUISANDEP

FILED ON: 9/3/2018 11:46:26 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	FRENCH PROCEEDING
MATTER DETAIL:	THE BANK HAS BEEN ACQUITTED OF ALL CHARGES IN A RULING DATED 6 SEPTEMBER 2018, WHICH MAY BE APPEALED BY THE PUBLIC PROSECUTOR.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	9/10/2018 12:02:59 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	FRENCH PROCEEDING
MATTER DETAIL:	THE TRIAL WAS HELD ON 4 AND 5 JULY 2018. THE BANK HAS BEEN ACQUITTED OF ALL CHARGES IN A RULING DATED 6 SEPTEMBER 2018. IN THIS RULING, THE COURT ANALYSES THE MERITS OF THE CASE AND CONCLUDES THAT THE BANK DID NOT COMMIT ANY CRIMINAL OFFENCE. THIS RULING MAY BE APPEALED BY THE PUBLIC PROSECUTOR BEFORE THE COURT OF APPEALS.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	9/11/2018 2:23:51 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME:	FRENCH PROCEEDING
MATTER DETAIL:	NEITHER THE PUBLIC PROSECUTOR NOR ANY CIVIL PARTY HAVE APPEALED THE BANK'S ACQUITTAL. NEVERTHELESS, IT SHOULD BE NOTED THAT ONE OF THE CONVICTED INDIVIDUALS, MR. JEROME LAFARGE, IS CURRENTLY MISSING AND THAT THEREFORE THE SENTENCE HAS NOT YET BEEN NOTIFIED TO HIM. ACCORDING TO FRENCH LAW, IF THE COURT MANAGES TO NOTIFY THE SENTENCE TO MR. LAFARGE, HE WILL BE ENTITLED TO FILE AN APPEAL WITHIN THE TEN DAYS FOLLOWING THE NOTIFICATION. IF THAT HAPPENED, THE PUBLIC PROSECUTOR WOULD HAVE FIVE DAYS TO OPPOSE TO MR. LAFARGE'S APPEAL AND, AS THE CASE MAY BE, TO APPEAL DECISIONS AFFECTING OTHER PARTIES (INCLUDING THE BANK'S ACQUITTAL). THUS, THEORETICALLY, IF MR. LAFARGE APPEALED THE SENTENCE, THE PUBLIC PROSECUTOR COULD HAVE AN ADDITIONAL DEADLINE TO DECIDE WHETHER TO CHALLENGE THE BANK'S ACQUITTAL. IF THE SENTENCE IS NOT NOTIFIED TO MR. LAFARGE, HE COULD PROACTIVELY APPEAL THE SENTENCE WITHIN THE SIX YEARS FOLLOWING THE DATE IT WAS ISSUED.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	10/3/2018 12:41:09 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	NOT ALLOWED INCENTIVES
MATTER DETAIL:	IN A DECISION DATED 27 SEPTEMBER 2018, THE SPANISH NATIONAL SECURITIES MARKET COMMISSION (CNMV) FINED BANCO SANTANDER, S.A. EUR 4,500,000 FOR VIOLATING ARTICLE 284.1 OF THE CONSOLIDATED SECURITIES MARKET LAW, IN RELATION TO ARTICLE 208 OF THE SAME LAW AND ARTICLE 59 OF ROYAL DECREE 217/2008, OF 15 FEBRUARY, ON THE LEGAL FRAMEWORK GOVERNING INVESTMENT FIRMS AND OTHER FIRMS PROVIDING INVESTMENT SERVICES. THE FINE WAS IMPOSED FOR NOT ACTING IN CUSTOMERS' BEST INTERESTS AND FOR RECEIVING IMPERMISSIBLE INCENTIVES THAT VIOLATED THE REQUIREMENT FOR INVESTMENT FIRMS TO ACT IN CUSTOMERS' BEST INTERESTS. SPECIFICALLY, THE CNMV CONCLUDED THAT BANCO SANTANDER, S.A. INCLUDED SHARES OF COLLECTIVE INVESTMENT UNDERTAKINGS IN CUSTOMERS' MANAGED AND ADVISED PORTFOLIOS THAT HAD HIGHER FEES THAN OTHER SUBSTANTIALLY SIMILAR AVAILABLE INVESTMENTS. THE AMOUNT OF THE PENALTY ACTUALLY PAID WAS EUR 3.6 MILLION, SINCE BANCO SANTANDER, S.A. AVAILED ITSELF OF THE REDUCTION FOR PROMPT PAYMENT. THE AFOREMENTIONED PENALTY WAS MADE PUBLIC ON NOVEMBER 27, 2018.
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	12/4/2018 1:44:31 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	IGNACIO
LAST NAME:	MONREAL
TITLE:	COMPLIANCE MANAGER
STREET ADDRESS 1:	CIUDAD GRUPO SANTANDER
STREET ADDRESS 2:	AVENIDA BOADILLA S/N
STREET ADDRESS 3:	BOADILLA DEL MONTE, MADRID 28660
CITY:	SPAIN
STATE:	
PROVINCE:	MADRID
COUNTRY:	SPAIN
ZIP CODE:	
PHONE NUMBER:	0034912892149
FAX NUMBER:	
E-MAIL ADDRESS:	IMONREAL@GRUPOSANTANDER.COM
FILED BY:	PATRICIA PANDO GUISANDE - PANDOGUISANDEP
FILED ON:	7/19/2019 7:32:58 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed	July 19, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Business Information

Business Address	CIUDAD GRUPO SANTANDER
	EDIFICIO PEREDA 1º PLANTA
	AVENIDA DE CANTABRIA S/N
	BOADILLA DEL MONTE, MADRID 28660
	SPAIN

Phone Number	+34912596514/+34912596520
Fax Number	+34912570245

E-mail Address	INVESTOR@GRUPOSANTANDER.COM

Filed	July 19, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Location of Business Records

Business Records Address

CIUDAD GRUPO SANTANDER
EDIFICIO PEREDA 1º PLANTA
AVENIDA DE CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN

U.S. Address for Production of Business Records

BANCO SANTANDER, S.A. NEW YORK BRANCH
45 EAST 53RD STREET
NEW YORK, NY 10022
UNITED STATES

Filed	July 19, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Contact Information

Registration Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Membership Contact

JOSE MARIA MAYORAL GIL-CASARES
DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893418
Fax: 0034-912570118
E-mail: JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact

MARTA BATANERO ALMODOVAR
ADMINISTRATIVE SUPPORT COSTS SGCB
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893333
Fax: 0034-912570118
E-mail: SGCBADMIN@GRUPOSANTANDER.COM

Filed	July 19, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Arbitration Contact

RUBEN FERNANDEZ RODRIGUEZ-CANO
HEAD OF MARKETS COMPLIANCE
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893273
E-mail: RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Exempt Foreign Firm Contact

RUBEN FERNANDEZ RODRIGUEZ-CANO
EAD OF MARKETS COMPLIANCE
CIUDAD FINANCIERA GRUPO SANTANDER
MADRID, MADRID 28660
SPAIN
Phone: 0034-912893273
E-mail: RFERNANDEZ@GRUPOSANTANDER.COM

Filed   July 19, 2019   **OMB Numbers** 3038-0023 and 3038-0072
Registrant   BANCO SANTANDER SA   **NFA ID**   0266796
Submitted By   PATRICIA PANDO GUISANDE   **User ID**   PANDOGUISANDEP

Chief Compliance Officer

MONICA LOPEZ-MONIS
CHIEF COMPLIANCE OFFICER
CIUDAD GRUPO SANTANDER
AVENIDA BOADILLA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912596502
E-mail: MLOPEZMG@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

RUBEN FERNANDEZ RODRIGUEZ-CANO
HEAD OF MARKETS COMPLIANCE
CIUDAD GRUPO SANTANDER
AVENIDA CANTABRIA S/N
BOADILLA DEL MONTE 28660
SPAIN
Phone: 0034-912893273
E-mail: RFERNANDEZ@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact

PATRICIA PANDO GUISANDE
SUBJECT MATTER EXPERT
CIUDAD GRUPO SANTANDER
AVENIDA CANTABRIA S/N
BOADILLA DEL MONTE, MADRID 28660
SPAIN
Phone: 0034-912893005
E-mail: PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Filed	July 19, 2019	**OMB Numbers**	3038-0023 and 3038-0072
Registrant	BANCO SANTANDER SA	**NFA ID**	0266796
Submitted By	PATRICIA PANDO GUISANDE	**User ID**	PANDOGUISANDEP

Registrant Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on June 08, 2020

NFA ID 0266796 BANCO SANTANDER SA
Submitted by PATRICIA PANDO GUISANDE (PANDOGUISANDEP)

Business Information

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
Email	INVESTOR@GRUPOSANTANDER.COM
Website/URL	WWW.SANTANDER.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	EAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD FINANCIERA GRUPO SANTANDER
City	MADRID
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893273
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Location of Business Records

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN

Registration Contact Information

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893005
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact Information

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893273
Email	RFERNANDEZ@GRUPOSANTANDER.COM

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893005
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Membership Contact Information

Membership Contact
First Name	JOSE MARIA
Last Name	MAYORAL GIL-CASARES
Title	DIRECTOR ASESORÍA JURÍDICA - DERIVADOS
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893418
Fax	0034-912570118
Email	JMMAYORAL@GRUPOSANTANDER.COM

Accounting Contact
First Name	MARTA
Last Name	BATANERO ALMODOVAR
Title	ADMINISTRATIVE SUPPORT COSTS SGCB
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893333
Fax	0034-912570118
Email	SGCBADMIN@GRUPOSANTANDER.COM

Arbitration Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893273
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912893005
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Chief Compliance Officer Contact

First Name	MARJOELIN
Last Name	VAN HELLEMONDT
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912573549
Email	MARJOLEIN.VAN.HELLEMONDT@GRUPOSANTANDER.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on July 08, 2020

NFA ID 0266796 BANCO SANTANDER SA
Submitted by PATRICIA PANDO GUISANDE (PANDOGUISANDEP)

Business Information

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
Email	INVESTOR@GRUPOSANTANDER.COM
Website/URL	WWW.SANTANDER.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD FINANCIERA GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	MADRID
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Location of Business Records

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN

Registration Contact Information

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact Information

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Membership Contact Information

Membership Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Accounting Contact

First Name	MARTA
Last Name	BATANERO ALMODOVAR
Title	ADMINISTRATIVE SUPPORT COSTS SGCB
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615903968
Fax	0034-912570118
Email	MBATANERO@GRUPOSANTANDER.COM

Arbitration Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Chief Compliance Officer Contact

First Name	MARJOELIN
Last Name	VAN HELLEMONDT
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912573549
Email	MARJOLEIN.VAN.HELLEMONDT@GRUPOSANTANDER.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on June 22, 2021

NFA ID 0266796 BANCO SANTANDER SA
Submitted by JOSE SAN ANDRES MARCO (SANANDRESMARCOJ)

Business Information

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
Email	INVESTOR@GRUPOSANTANDER.COM
Website/URL	WWW.SANTANDER.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD FINANCIERA GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	MADRID
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Location of Business Records

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN

Registration Contact Information

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact Information

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

First Name	JOSE
Last Name	SAN ANDRES MARCO
Title	SUBJECT MATTER EXPERT
Street Address 1	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	+34 658 037 151
Email	JOSE.SANANDRES@GRUPOSANTANDER.COM

Membership Contact Information

Membership Contact
First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Accounting Contact
First Name	MARTA
Last Name	BATANERO ALMODOVAR
Title	ADMINISTRATIVE SUPPORT COSTS SGCB
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615903968
Fax	0034-912570118
Email	MBATANERO@GRUPOSANTANDER.COM

Arbitration Contact
First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact
First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Chief Compliance Officer Contact

First Name	MARJOELIN
Last Name	VAN HELLEMONDT
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-912573549
Email	MARJOLEIN.VAN.HELLEMONDT@GRUPOSANTANDER.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on October 25, 2022

NFA ID 0266796 BANCO SANTANDER SA
Submitted by JOSE SAN ANDRES MARCO (SANANDRESMARCOJ)

Business Information

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
Email	INVESTOR@GRUPOSANTANDER.COM
Website/URL	WWW.SANTANDER.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD FINANCIERA GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	MADRID
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Location of Business Records

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN

Registration Contact Information

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact Information

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

First Name	JOSE
Last Name	SAN ANDRES MARCO
Title	SUBJECT MATTER EXPERT
Street Address 1	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	+34 658 037 151
Email	JOSE.SANANDRES@GRUPOSANTANDER.COM

Membership Contact Information

Membership Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Accounting Contact

First Name	MARTA
Last Name	BATANERO ALMODOVAR
Title	ADMINISTRATIVE SUPPORT COSTS SGCB
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615903968
Fax	0034-912570118
Email	MBATANERO@GRUPOSANTANDER.COM

Arbitration Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	HEAD OF MARKETS COMPLIANCE
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Chief Compliance Officer Contact
First Name   MARJOELIN
Last Name   VAN HELLEMONDT
Title   CHIEF COMPLIANCE OFFICER
Street Address 1   CIUDAD GRUPO SANTANDER
Street Address 2   AVENIDA CANTABRIA S/N
City   BOADILLA DEL MONTE
Province   MADRID
Zip/Postal Code   28660
Country   SPAIN
Phone   0034-912573549
Email   MARJOLEIN.VAN.HELLEMONDT@GRUPOSANTANDER.COM

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0266796   BANCO SANTANDER SA

U.S. REGULATOR INFORMATION ADDED

U.S REGULATOR(S):	THE SECURITIES AND EXCHANGE COMMISSION
FILED BY:	JOSE SAN ANDRES MARCO - SANANDRESMARCOJ
FILED ON:	9/1/2023 4:28:02 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Filed on March 25, 2024

NFA ID 0266796 BANCO SANTANDER SA
Submitted by JOSE SAN ANDRES MARCO (SANANDRESMARCOJ)

Business Information

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone Number	+34912596514/+34912596520
Fax Number	+34912570245
Email	INVESTOR@GRUPOSANTANDER.COM
Website/URL	WWW.SANTANDER.COM
CRD/IARD ID	Not provided

Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	SCIB EUROPE AND GLOBAL BOOKS CCO
Street Address 1	CIUDAD FINANCIERA GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	MADRID
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Location of Business Records

Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	EDIFICIO PEREDA 1º PLANTA
Street Address 3	AVENIDA DE CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN

Registration Contact Information

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Enforcement/Compliance Communication Contact Information

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	SCIB EUROPE AND GLOBAL BOOKS CCO
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

First Name	JOSE
Last Name	SAN ANDRES MARCO
Title	SUBJECT MATTER EXPERT
Street Address 1	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	+34 658 037 151
Email	JOSE.SANANDRES@GRUPOSANTANDER.COM

Membership Contact Information

Membership Contact
First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ CANO
Title	SCIB EUROPE AND GLOBAL BOOKS CCO
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Accounting Contact
First Name	MARTA
Last Name	BATANERO ALMODOVAR
Title	ADMINISTRATIVE SUPPORT COSTS SGCB
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615903968
Fax	0034-912570118
Email	MBATANERO@GRUPOSANTANDER.COM

Arbitration Contact

First Name	RUBEN
Last Name	FERNANDEZ RODRIGUEZ-CANO
Title	SCIB EUROPE AND GLOBAL BOOKS CCO
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-615902383
Email	RFERNANDEZ@GRUPOSANTANDER.COM

Compliance Contact

First Name	PATRICIA
Last Name	PANDO GUISANDE
Title	SUBJECT MATTER EXPERT
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA BOADILLA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	0034-658460897
Email	PATRICIA.PANDOGUISANDE@GRUPOSANTANDER.COM

Chief Compliance Officer Contact

First Name	DAVID
Last Name	ARTHUR HAZELL
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	CIUDAD GRUPO SANTANDER
Street Address 2	AVENIDA CANTABRIA S/N
City	BOADILLA DEL MONTE
Province	MADRID
Zip/Postal Code	28660
Country	SPAIN
Phone	617-901-0558
Email	DAVID.HAZELL@SANTANDER.US

Registration Certification Statement

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.